Stantec Inc. 10160 112 Street, Edmonton AB T5K 2L6

August 18, 2017

BY EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Attention: John Cash

Subject:	Stantec Inc.

Form 40-F for the Year Ended December 31, 2016

Filed February 23, 2017

Form 6-K

Filed May 11, 2017

File No. 1-32562

Dear Mr. Cash:

We hereby acknowledge receipt of the comment letter dated July 31, 2017, from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Registration Statement on Form 40-F (the “40-F”) and Form 6-K (the “6-K”).

For easy reference, we have reproduced the text of the comments in boldface type below, followed by Stantec’s responses in italics. Unless otherwise indicated, all amounts shown below are in Canadian dollars.

Form 6-K

Consolidated Financial Statements for the Three Months Ended March 31, 2017

9. Held for Sale, page F-13

We note you acquired Innovyze as part of the MWH acquisition on May 6, 2016. We also note you completed the sale of Innovyze on May 5, 2017. Please address the following:

•

More fully explain to us how you determined the fair values of the assets and liabilities that you acquired related to Innovyze, including how you determined the amounts of goodwill you allocated from Consulting Services–US and Consulting Services–Global. Based on the estimated pre-tax gain of $53 million you expect to record on the sale,

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

more fully explain to us the facts and circumstances that resulted in the increase in the fair value of Innovyze since you acquired it.

Response

To determine the fair value of MWH’s assets acquired and liabilities assumed (including Innovyze and its subsidiaries), we applied the measurement requirements for fair value prescribed by IFRS 13. Fair value was based on the price that would be received to sell the asset or be paid to transfer a liability in an orderly transaction between market participants at May 6, 2016 (the acquisition date). For non-financial assets, we considered the highest and best use of the assets from the perspective of market participants. For Innovyze and its subsidiaries (collectively Innovyze), we assigned value on the acquisition date to acquired identifiable intangible assets (such as client relationships, tradename, and software) using the income approach, which involved quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involved estimating the revenues and earnings expected from the asset. Recognition of the contributory assets (such as workforce, working capital, and property and equipment) required and used to generate the expected after-tax earnings was included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes were discounted by the appropriate after-tax discount rate to arrive at the fair value.

We recognize that IAS 36.80 requires that goodwill be allocated to each of an acquirer’s CGUs and group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to each CGU or group of CGUs. We also acknowledge that each CGU and group of CGUs to which goodwill is allocated shall (a) represent the lowest level within the entity at which the goodwill is monitored for internal management purposes and (b) not be larger than an operating segment. Our purchase price allocation was prepared taking the foregoing into account.

Stantec’s operating segments are Consulting Services by geography—Canada, United States, and Global—and Construction Services. For allocating goodwill and impairment testing, Stantec’s CGUs and group of CGUs are the same as our four operating segments. Stantec has six CGUs. Three of these—Asia Pacific, Latin America, and UK/Europe/Middle East—are grouped into Consulting Services—Global. Our CGUs and group of CGUs are based on a review of independent cash inflows and the fact that management does not monitor goodwill at a level lower than our operating segments.

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

For the MWH acquisition, we allocated goodwill to CGUs and group of CGUs by determining the fair value of operations for each CGU and comparing the total fair value of each CGU to the total fair value of each identifiable tangible and intangible asset and liability in each CGU. The residual amount was allocated to the goodwill for each CGU. At the acquisition date, we did not directly allocate goodwill to Innovyze because it was not a CGU and instead was part of two CGUs and operated within the Consulting Services—United States CGU (US CGU) and the Consulting Services—Global CGU (Global CGU).

Because the goodwill of the Innovyze operation was included in the initial allocation to the US CGU and Global group of CGUs, in accordance with IAS 36.86 (a) and (b), we computed the goodwill in respect of Innovyze to be included in determining the gain or loss on disposal and measured it based on the relative value of the operations disposed of and the portion of the CGU retained.

In summary, we determined the amount of goodwill attributable to Innovyze pursuant to IAS 36.86 as follows:

•	Allocated the purchase price of $336.9 million paid for Innovyze by the purchaser, EQT Mid Market US fund (EQT,) between the US CGU and the Global CGU based on a split of 57.5% and 42.5% respectively. This split was determined by reviewing the service offerings, historical and projected EBITDA performance, revenue growth pattern, and intellectual property ownership of each subsidiary.

•	Determined the fair value without the Innovyze operation for the US and Global CGUs as at May 5, 2017, the date of disposition, using the income approach.

•	Calculated a percentage based on the relative fair value of the Innovyze operation for the US and Global CGUs to the fair value without the Innovyze operation for those CGUs. We applied this percentage to the value of our goodwill in the US and Global CGUs as at May 5, 2017. This calculation resulted in goodwill to be disposed of for Innovyze as follows:

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

(In thousands of Canadian dollars as at May 5, 2017)
CGUs	Goodwill in CGUs $	Percentage Based on Relative Value %	Goodwill Disposed of $
US	1,092,659	9.7	106,283
Global	281,875	31.3	88,149
	1,374,534		194,432

Note: In our unaudited interim condensed consolidated financial statements for the two quarters ended June 30,2017, exhibit 99.1 to our Form 6-K furnished on August 9, 2017 (our Q2 17 Report), we determined that note 9 (Goodwill) should have read “Innovyze’s goodwill disposed of included $106,283,000 allocated from Consulting Services – US and $88,149,000 allocated from Consulting Services – Global” rather than the $77,749,000 and $116,683,000 as published. This will be corrected in our Q3 17 Report.

We had a pre-tax gain of $54.6 million on the Innovyze sale. The sale price of $US270.0 million exceeded our expectations when the Innovyze operations were placed in the competitive bid process. We believe that this is due to several factors including we agreed to a US tax election (338 (h) (10)) with EQT, which was reflected in a higher purchase price. The increase in value also resulted from the uncoupling of the software from our engineering business. At the time of acquisition, both Stantec and MWH had similar views on the outlook of Innovyze and both believed the price paid at the time represented its fair market value. After the acquisition and as time progressed, it became evident that both Stantec and MWH did not fully appreciate the upside potential of the business. For the Innovyze sale, we engaged an independent broker who marketed to over 90 firms; approximately 20 firms submitted preliminary bids. These companies were independent of Stantec; knowledgeable about Innovyze’s operations because of available information and the due diligence process; and able, motivated, and willing to transact for the asset.

•	We note your disclosure that because the sale of Innovyze was probable at March 31, 2017, you recorded a $90.4 million deferred tax liability and expense during the quarter ended March 31, 2017. We also note your disclosure that this charge will reverse when you record the gain on sale and current tax expense. More fully explain to us the tax consequences related to the sale including: how you determined the amount of the deferred tax liability and expense you recorded during Q1 of FY 2017; how you determined the amount of the current tax expense you recorded during Q2 of FY 2017; and the facts and circumstances that resulted in a significantly higher gain for tax purposes relative to the gain for book purposes.

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

Response

Please refer to page M-20 in our Q2 17 Report for a table summarizing the actual tax and accounting impact of the Innovyze sale.

In accordance with IAS 12.39 (a) and (b), we do not recognize any deferred tax on “outside” temporary differences relating to the investments in subsidiaries to the extent that the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. From the date of acquisition, management’s intent was to maintain the Innovyze operation as an integrated part of MWH’s business. Therefore, in 2016, we were precluded from recording any deferred taxes on the “outside basis” temporary difference related to the Innovyze investment. However, in Q1 17, the requirements of IAS 12.39 noted above were triggered when the Innovyze sale became probable; accordingly, we recorded a $90.4 million deferred tax liability and expense relating to the following:

•	“Outside” deferred tax liability on the goodwill and undistributed profit.

•	Adjustment to the tax rate previously applied to Innovyze’s intangible assets. An “inside basis” deferred tax liability was previously recorded on Innovyze’s intangible assets at a tax rate that represented the rate at which the temporary differences were expected to reverse through normal operations. With the sale of Innovyze, the temporary differences related to the intangible assets were expected to reverse at a “disposition” rate (i.e., the expected rate to be applied to the taxable gain on the sale of Innovyze since the US rates were higher than the foreign rates).

When we closed the sale of Innovyze in Q2 17, we recorded a gain on sale and current tax expense of $124.1 million. The current tax expense was based on the difference between the taxable proceeds of $361.6 million and the adjusted cost base of Innovyze of $9.0 million multiplied by the expected tax rate of 35.2%. Because we recorded the current tax expense in Q2 17, we reversed the deferred tax of $90.4 million that was recorded in Q1 17, and the deferred tax of $27.6 million previously recorded in Innovyze (mainly for intangible assets). The difference between taxable proceeds of $361.6 million and accounting proceeds of $336.9 million is due to liabilities assumed by EQT and transaction costs.

The taxable gain on the Innovyze sale was $352.6 million, which is higher than the $54.6 million accounting gain because the adjusted cost base of Innovyze assets was $9.0 million. We acquired MWH (and Innovyze) in a merger transaction where the tax basis of MWH’s shares was equal to the consideration paid. Special elections were not available to push down this consideration to the adjusted cost base of MWH’s subsidiaries. Therefore, the fair value of MWH’s assets acquired, including intangibles and goodwill, could not be considered when calculating the taxable gain on the Innovyze sale. In addition, for US income tax purposes, the current tax due on the gain on the Innovyze sale was taxed as ordinary income at full US federal and state tax rates.

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

•	Tell us your consideration of paragraph 32 of IFRS 5 and IFRS 5 BC72.

Response

When determining whether the Innovyze sale should be treated as a discontinued operation or disposal group we acknowledged the requirements of IFRS 5.32 and IFRS 5 BC72. We realize that a discontinued operation had to meet the criteria of a “component” (IFRS 5.31) where “operations and cashflow can be clearly distinguished from the rest of the entity; in other words, was a CGU or a group of CGUs while being held for use.” Innovyze did meet these criteria. However, the criteria also state that in addition to being a component it must also meet the criteria of IFRS 5 32 (a), (b), and (c) to be treated as a discontinued operation. We concluded that Innovyze did not meet those three criteria and, therefore, the sale was not considered a discontinued operation because of the following:

a)	It was not considered a separate major line of business, i.e., Innovyze was not identified as a separate major line of business in our operational hierarchy or in our audited financial statements as of and for the year ended December 31, 2016. Innovyze was managed as a service provided within our US CGU and Global CGU and shared similar clients with other services provided in these CGUs. In addition, the gross revenue for Innovyze in 2016 was less than 1% of total gross revenue.

b)	Innovyze was not defined as a CGU and, therefore, was not seen as an “independent component” of our business.

c)	Innovyze was not a subsidiary acquired with a view of resale. When we purchased MWH, management’s intent was to maintain Innovyze’s services since it was integrated in MWH’s business and realize synergies with our existing water operations. Therefore, discussions about the Innovyze divestiture began only in November 2016 after receiving an unsolicited offer from a firm that exceeded expectations and we decided to start a bidding process in 2017.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 18, 2017

Reference: Stantec Inc.; Form 40-F for the Year Ended December 31, 2016, and Form 6-K

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding our responses to me.

STANTEC INC.

/s/ Dan J. Lefaivre

Dan J. Lefaivre, FCPA, FCMA, ICD.D

Executive Vice President & Chief Financial Officer

Tel: (780) 917-7071

Fax: (780) 917-7330

dan.lefaivre@stantec.com